PRESS RELEASE                                         May 7, 1999

For more information, contact:
Robert L. Savage, President
Tri-County Bancorp, Inc.
2201 Main Street, P.O. Box 1057
Torrington, WY  82240

                   Joe P. Guth Joins Tri-County Bancorp, Inc.
                           As Executive Vice President

[Picture of Mr. Joe P. Guth]

Robert L. Savage, President of Tri-County Bancorp, Inc., Torrington, Wyoming, parent Company of Tri-County Federal Savings Bank, Torrington, Wyoming, announced today that Joe P. Guth has joined Tri-County Bancorp, Inc. and Tri-County Federal Savings Bank as Executive Vice President. Mr. Guth brings 15 years of banking experience to the job and an excellent knowledge of agricultural, commercial and consumer lending. As a Torrington, Wyoming native, Mr. Guth has a clear understanding of market aspects in and around Goshen and Platte Counties.

According to Mr. Savage, Guth's responsibilities with Tri-County Federal Savings Bank will include overseeing the addition of agricultural lending to the Bank's line of loan products as well as developing and enhancing financial services to businesses in the area.

Tri-County Federal Savings Bank, the wholly owned subsidiary of Tri-County Bancorp, Inc. is a community-oriented banking institution. Since being founded in 1935, the Bank has focused on serving its customers located primarily in and around Goshen and Platte Counties, Wyoming. The Bank provides financial services from its home office located in Torrington, Wyoming, a branch office in Wheatland, Wyoming, and coming later this year, a branch office in Cheyenne, Wyoming.

At March 31, 1999, the Company had total assets of $82.1 million and total stockholders' equity of $10.3 million. The Company's common stock is traded in the over-the-counter market on the Nasdaq System under the symbol "TRIC."